EXHIBIT 99.4

EFFECTIVE DATE: MAY 31, 2003

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear             :

As you know, on May 31, 2003 (the “Closing Date”) Cisco-Linksys LLC, a wholly-owned subsidiary of Cisco Systems, Inc. (“Cisco”), acquired substantially all the assets and assumed certain liabilities of The Linksys Group, Inc. (“Linksys”) (the “Acquisition”). In exchange for the assets acquired in the Acquisition, Cisco issued to Linksys shares of Cisco common stock (“Cisco Stock”). On the Closing Date you held one or more outstanding options to purchase shares of Linksys common stock granted to you under The Linksys Group, Inc. 2002 Stock Option/Stock Issuance Plan (the “Plan”). In accordance with the Acquisition, on the Closing Date Cisco assumed all obligations of Linksys under these outstanding options. This Agreement evidences the assumption of an option to purchase Linksys common stock granted to you under the Plan on              (the “Linksys Option”), and documented by a Notice of Grant of Stock Option, to which a stock option agreement is attached, entered into by and between you and Linksys (the “Option Agreement”), including the necessary adjustments to the Linksys Option required by the Acquisition.

Your Linksys Option immediately before and after the Acquisition is as follows:

LINKSYS STOCK OPTION		CISCO ASSUMED OPTION

# of Shares of Linksys Common Stock	Linksys Exercise Price Per Share	# of Shares of Cisco Common Stock	Cisco Exercise Price Per Share
	$		$

The post-Acquisition adjustments are based on an exchange ratio of 0.29728 (the “Exchange Ratio”) and are intended to: (i) assure that the total spread of each assumed Linksys Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition.

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to “The Linksys Group, Inc.,” the “Company” or the “Corporation” means Cisco, (ii) to “Stock,” “Common Stock” or “Shares” means shares of Cisco Stock, (iii) to the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) to the “Committee” means the Compensation Committee of the Cisco Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of Linksys will now refer to your status as an employee of Cisco-Linksys LLC (or of Cisco or any Cisco subsidiary should your employment ever be transitioned from Cisco-Linksys LLC to Cisco or to any other subsidiary of Cisco without a break in service). To the extent the Option Agreement allows you to deliver shares of Linksys common stock as payment for the exercise price of your Linksys Option, shares of Cisco common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as Linksys common stock prior to the Acquisition will be taken into account.

EFFECTIVE DATE: MAY 31, 2003

The grant date, vesting commencement date, vesting schedule and expiration date of the assumed Linksys Option remain the same as set forth in the Option Agreement, but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the Exchange Ratio. All other provisions which govern either the exercise or the termination of the assumed Linksys Option remain the same as set forth in the Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco Stock. However, to the extent an item is not explicitly provided for in the Option Agreement or the Plan, Cisco or Cisco-Linksys LLC policies will apply. For example, vesting of options will be suspended during all leaves of absence in accordance with Cisco and Cisco-Linksys LLC policy, unless the Option Agreement or the Plan explicitly provide otherwise. Upon your termination of employment with Cisco-Linksys LLC you will have the limited time period specified in the Option Agreement to exercise the assumed Linksys Option to the extent vested and outstanding at the time, generally a three month period, after which time the assumed Linksys Option will expire and NOT be exercisable for Cisco Stock.

To exercise the assumed Linksys Option, you must utilize one of Cisco’s designated brokers. Please refer to Cisco’s option exercise policies and procedures detailed on Cisco’s Stock Administration website (https://wwwin-tools.cisco.com/FinAdm/STOCK/servlet/stockweb) or call the Human Resources Connection at (408) 526-5999 for further information.

Nothing in this Agreement or the Option Agreement interferes in any way with your rights, Cisco-Linksys LLC’s rights or, if applicable, Cisco’s rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may be granted to purchase Cisco Stock will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of the assumed Linksys Option, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to Cisco at the following address:

Cisco Systems, Inc.

170 West Tasman Dr.

MS-11-1

San Jose, CA 95134

Attn: Jean Wong, Stock Administration

Until this Agreement, fully executed by you, has been received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or the assumed Linksys Option, please contact Jean Wong at (408) 853-8828.

CISCO SYSTEMS, INC.

By:
Mark Chandler Corporate Secretary

EFFECTIVE DATE: MAY 31, 2003

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to his or her Linksys Option hereby assumed by Cisco are as set forth in the Option Agreement, the Plan and such Stock Option Assumption Agreement.

DATED: , 2003
, OPTIONEE